MK

09057316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

1072 S. De Anza Blvd [illegible]
(No. and Street)

San Jose (City) California (State) 95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weiming Ho (408) 996-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9
3/25

OATH OR AFFIRMATION

I, Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Clara
Subscribed and sworn (or affirmed) to before me this 8 day of January, 2009 by Wei Ming Ho personallly known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Weiming Ho
Signature

President
Title

LAI SANG LAU
Commission # 1742816
Notary Public - California
Santa Clara County
MyComm. Expires Apr 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Integral Financial, LLC:

We have audited the accompanying statement of financial condition of Integral Financial, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 19, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Integral Financial, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 78,041
Deposit held at clearing organization	147,315
Furniture, equipment, and automobile, net	23,366
Prepaid expenses	4,822
Other assets	203
Total assets	$ 253,747

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 12,655
Income tax payable	2,500
Total liabilities	15,155
Members' equity	238,592
Total liabilities and members' equity	$ 253,747

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 636,537
Consulting income	49,665
Gain (loss) on disposal of assets	(531)
Other income	3,518
Total revenues	689,189
Expenses	
Employee compensation and benefits	243,825
Commissions, floor brokerage, exchange, and clearance fees	102,775
Communications	14,177
Occupancy	51,653
Other operating expenses	194,945
Total expenses	607,375
Net income (loss) before income tax provision	81,814
Income tax provision	3,300
Net income (loss)	$ 78,514

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

	Members' Equity
Balance at December 31, 2007	$ 240,802
Net income (loss)	78,514
Return of capital	(80,724)
Balance at December 31, 2008	$ 238,592

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 78,514
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 11,781	
(Gain) loss on disposition of assets	531	
(Increase) decrease in:		
Deposit held at clearing organization	(92,014)	
Prepaid expenses	1,168	
Other assets	(203)	
(Decrease) increase in:		
Accounts payable and accrued expenses	4,404	
Commissions payable	(9,217)	
Payroll tax payable	(922)	
Total adjustments		(84,472)
Net cash and cash equivalents provided by (used in) operating activities		(5,958)
Cash flows from investing activities:		
Purchase of furniture, equipment & automobile	(15,961)	
Net cash and cash equivalents provided by (used in) investing activities		(15,961)
Cash flows from financing activities:		
Return of capital	(80,724)	
Net cash and cash equivalents provided by (used in) financing activities		(80,724)
Net increase (decrease) in cash and cash equivalents		(102,643)
Cash and cash equivalents at beginning of year		180,684
Cash and cash equivalents at end of year		$ 78,041

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 3,300

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Integral Financial, LLC (the "Company"), was organized as a California Limited Liability Company on February 2, 2003. The Company operates as a registered as a broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in San Jose, CA, and has an office in Fremont, CA.

The Company does not hold customer securities, and trades on a fully disclosed basis through Southwest Securities, Inc. The Company is authorized to sell corporate equity securities over the counter, corporate debt securities, mutual funds, municipal securities, and variable life insurance or annuities. Consulting income is earned by assisting brokers study and prepare for FINRA exams. The Company has about 1,000 clients with a majority in Northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Furniture, equipment, and automobile are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. The Company depreciates its furniture, equipment and automobile using the straight line method of depreciation over the their useful lives of five (5) to seven (7) years.

Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Advertising costs are expensed as incurred. For the year ended December 31, 2008, the Company charged $74,643, to other operating expenses for advertising costs.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 2: DEPOSIT HELD AT CLEARING ORGANIZATION

The Company has deposited $147,315 with Southwest Securities, Inc. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: FURNITURE, EQUIPMENT, AND AUTOMOBILE, NET

The furniture, equipment and automobile are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 6,805	7
Equipment	23,219	5
Automobile	34,787	5
	64,811	
Less accumulated depreciation	(41,445)	
Furniture, equipment and automobile, net	$ 23,366	

Depreciation expense for the year ended December 31, 2008, was $11,781.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a limited liability company gross receipts fee and a minimum provision of $800. At December 31, 2008, the Company recorded gross receipts fee of $ 2,500, and the minimum limited liability company income tax of $800.

Note 5: COMMITMENTS AND CONTINGENCIES

On November 28, 2007, the Company entered into an operating lease for its Fremont, CA location, which commenced January 1, 2008. The lease contains provisions for a 3% rent escalation each succeeding year.

Future minimum lease payments under the lease are as follows:

December 31,	Amount
2009	$ 27,126
2010	27,939
2011 & thereafter	–
Total	$ 55,065

Total occupancy expense for the year ended December 31, 2008, was $51,653.

Note 6: 401(k) PLAN

Effective October 15, 2008, the Company adopted a short year flexible 401(k) Plan (the "Plan"), which is for the period from July 1, 2008 to December 31, 2008 . All employees, 21 years of age or older, are eligible to made elective deferrals in the Plan, provided they have been completed three (3) months of service. The participants must be employed on the last day of the plan year and have worked at least 190 hours during the year to receive a pre-tax contribution. For the year ended December 31, 2008, the Company's matching contributions were $9,500.

In December of 2008, the Company amended the Plan to a flexible 401(k) profit sharing plan. This amendment's effective date is April 1, 2009.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $206,130 which was $201,130 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($15,155) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $3,190 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 209,320
Adjustments:		
Members' equity	$ (2,500)	
Haircuts	(689)	
Rounding	(1)	
Total adjustments		(3,190)
Net capital per audited statements		$ 206,130

Integral Financial, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Members' equity		$ 238,592
Less: Non-allowable assets		
Furniture, equipment, and automobile, net	$ (23,366)	
Prepaid expenses	(4,822)	
Other assets	(203)	
Total adjustments		(28,391)
Net capital before haircuts and undue concentration		210,201
Less: Haircuts and undue concentration		
Haircuts on money market accounts	(4,071)	
Total adjustments		(4,071)
Net capital		206,130
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 1,010	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 201,130
Ratio of aggregate indebtedness to net capital	0.07: 1	

There was a $3,190 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 10.

See independent auditor's report.

Integral Financial, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Integral Financial, LLC:

In planning and performing our audit of the financial statements of Integral Financial, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 19, 2009